June 19, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Advanced Life Sciences Holdings, Inc.

Registration Statement on Form S-1 filed on May 28, 2009

Registration No. 333-159549

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Advanced Life Sciences Holdings, Inc., a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 filed on May 28, 2009 (File No. 333-159549), together with all exhibits thereto (collectively, the “S-1 Registration Statement”). The Company would like to withdraw the S-1 Registration Statement in response to the request set forth in the Commission’s comment letter dated June 5, 2009.  The S-1 Registration Statement has not been declared effective and no shares of the Company’s common stock have been sold pursuant thereto.

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the S-1 Registration Statement be credited for future use.

Please provide Cab Morris of Winston & Strawn LLP a facsimile or email copy of the order consenting to the withdrawal of the S-1 Registration Statement as soon as it is available. The facsimile number is (312) 558-5700, and the email address is rmorris@winston.com.

Should you have any questions regarding this matter, please contact Cab Morris at (312) 558-5609. Thank you for your assistance.

ADVANCED LIFE SCIENCES HOLDINGS, INC.

By:	/s/ Michael T. Flavin
Michael T. Flavin
Chairman and Chief Executive Officer